United States securities and exchange commission logo





                            December 16, 2022

       Kevin Wirges
       Chief Financial Officer and Treasurer
       CareMax, Inc.
       1000 NW 57th Court, Suite 400
       Miami, Florida 33126

                                                        Re: CareMax, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Period Ended September 30, 2022
                                                            File No. 1-39391

       Dear Kevin Wirges:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       EBITDA and Adjusted EBITDA, page 44

   1. Your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and
amortization. Please relabel or revise your presentation as necessary.
                                                        Refer to Question
103.01 of the Non-GAAP Financial Measures Compliance
                                                        & Disclosures
Interpretations. Also, in accordance with Item 10(e)(1)(i)(C), expand your disclosures to address
the reasons why management believes the presentation
                                                        of EBITDA provides
useful information to investors regarding your results of operations.
                                                        In this regard, we note
your discussion only addresses Adjusted EBITDA.
   2. You indicate in your headnote to your reconciliation that Adjusted EBITDA is a pro forma measure. We have
the following comments on your presentation:
                                                            Tell us and
disclose if the pro forma net (loss)/income amounts used in your reconciliation were
prepared in accordance with Article 11 of Regulation S-X. If such information
has not been prepared in accordance with Article 11, please revise
 Kevin Wirges
FirstName LastNameKevin Wirges
CareMax, Inc.
Comapany16,
December  NameCareMax,
              2022        Inc.
December
Page 2    16, 2022 Page 2
FirstName LastName
              to disclose the basis for the presentation and revise the description of the measures accordingly. Refer to Question 100.05 of the Non-GAAP Measures Compliance and
              Disclosure Interpretations as updated December 13, 2022;
                If the pro forma net (loss)/income amounts are prepared in accordance with Article
              11, more clearly label the EBITDA and Adjusted EBITDA amounts presented to indicate that they are pro forma amounts;
                Based on your reconciliation, EBITDA also appears to be a pro forma measure.
              Please clarify your headnote accordingly;
                Separately break out the material components of "GAAP Pro Forma
              Adjustments" and disclose the nature and corresponding amount of each component;
              and
                Ensure your adjustments to arrive at EBITDA and Adjusted EBITDA are shown gross with income taxes shown as a separate adjustment and are clearly explained.
              Refer to Question 102.11 of the Non-GAAP Measures Compliance and Disclosure
              Interpretations as updated December 13, 2022.

3. In regards to your adjustments to arrive at Adjusted EBITDA, please address the following:
             For non-recurring expenses, please separately break out the components included in this line item and corresponding amount; and
             Regarding your adjustment for de novo losses, please tell us what consideration you gave to Question 100.01 of the Non-GAAP Financial Measures Compliance
              & Disclosure Interpretations as updated December 13, 2022 in determining it was appropriate to include this adjustment.
Non-GAAP Operating Metrics, page 45

4. In the headnote to non-GAAP operating metrics, you state that the chart presented is a pro forma view of your operations. Tell us and disclose if these pro forma metrics were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for presentation and revise the description of the measures accordingly. Refer to Question
         100.05 of the Non-GAAP Measures Compliance and Disclosure Interpretations as
         updated December 13, 2022. Ensure that you appropriately label each metric accordingly.
5. With regard to your presentation of platform contribution, please provide the disclosures required pursuant to Item 10(e)(1) of Regulation S-K or explain why you do not believe such disclosures are required.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

6. Regarding your settlements with third-party payors for retroactive adjustments due to capitation risk adjustments, or claim audits, reviews or investigations, please disclose any
 Kevin Wirges
FirstName LastNameKevin Wirges
CareMax, Inc.
Comapany16,
December  NameCareMax,
              2022        Inc.
December
Page 3    16, 2022 Page 3
FirstName LastName
         material revenue adjustments recognized from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606-10-50-12A.
7. We note your disclosures regarding your MSO and the services it provides to IPAs.
         Please clearly disclose your accounting policy for these services and also clarify where these services are reflected on your income statement.
8. Please disclose whether fees are recorded gross or net and your basis for such accounting.
Derivative Instruments, page F-12

9. We note the Contingent Consideration issuable in connection with the Business
         Combination was accounted for as liabilities in accordance with ASC 815-40 in the second quarter of 2021 following a restatement of your financial statements. On July 9,
         2021, the First Share Price Trigger was achieved, and the remaining Contingent
         Consideration was re-assessed and determined to be indexed to your own equity, resulting in equity classification under ASC 815-40. Please help us better understand the analysis you performed in determining the appropriate accounting pursuant to ASC 815-
         40. Please help us better understand the factors that led you to determine that the contingent consideration should be accounted for as liabilities prior to July 9, 2021 as well as the specific terms that changed and led to your determination that the Contingent
         Consideration should be reclassified to equity on July 9, 2021.
Form 10-Q for the Period Ended September 30, 2022

Liquidity and Capital Resources, page 35

10. In your 10-K for the year ended December 31, 2021, you disclosed that you were in compliance, in all material respects, with all covenants under the First Amendment of the
         Credit Agreement as of December 31, 2021. We note the new Credit agreement entered into in May 2022 with various covenants. In light of your continued operating losses and net cash used in operating activities, please also confirm and disclose that you continue to comply with your covenants, if true.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kevin Wirges
CareMax, Inc.
December 16, 2022
Page 4

       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.



                                                         Sincerely,
FirstName LastNameKevin Wirges
                                                         Division of
Corporation Finance
Comapany NameCareMax, Inc.
                                                         Office of Industrial
Applications and
December 16, 2022 Page 4                                 Services
FirstName LastName